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                            February 1, 2021

       Peter (Peizhi) Luo
       Chief Executive Officer
       Adagene Inc.
       4F, Building C14, No. 218
       Xinghu Street, Suzhou Industrial Park
       Suzhou, Jiangsu Province, 25125
       People's Republic of China

                                                        Re: Adagene Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 1,
2021
                                                            File No. 333-252210

       Dear Mr. Luo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed February 1, 2021

       17. Subsequent Events, page F-39

   1. For the November 9, 2020 option modifications, please remove the disclosure stating the modification is exempt
under ASU 2017-09, as modifications to vesting terms do not
                                                        qualify for exemption
from modification of awards accounting under ASC 718. Please disclose the amount of
compensation expense to be recognized during the fourth quarter of fiscal year 2020
from waiving the remaining vesting schedule and conditions (i.e., the amount of unrecognized
compensation expense remaining to be recognized since the date of grant) for the
2,375,000 options.
 Peter (Peizhi) Luo
Adagene Inc.
February 1, 2021
Page 2

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter (Peizhi) Luo
                                                          Division of
Corporation Finance
Comapany NameAdagene Inc.
                                                          Office of Life
Sciences
February 1, 2021 Page 2
cc:       Li He, Esq.
FirstName LastName